

# Crowdfunding Offering Statement

September 2017



[THIS PAGE INTENTIONALLY LEFT BLANK]

# Alkalign Holding Company, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Alkalign Holding Company, LLC, a Delaware limited liability company (**"Shorthand name"** or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $50,000 and maximum of $100,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

[THIS SECTION INTENTIONALLY LEFT BLANK]

# TABLE OF CONTENTS

**APPENDIX A FINANCIAL STATEMENTS**

# I.    SUMMARY OF OFFERINGS

## Summary of Terms

*The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.*

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

### Issuer

| | |
|---|---|
| Offering Amount | Minimum of $50,000 and maximum of $100,000 |
| Offering Period | Until 11:59 PM of November 2, 2017 or earlier as described below. |
| Minimum Investment | $100 |
| Closing and Escrow Process | Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. |
| Cancellation of Investment Commitment | Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment. |
| | NextSeed will notify investors if the minimum Offering Amount has been met. Unless the Issuer raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. |
| Early Termination of the Offering Period | If the Issuer raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days |

| | |
|---|---|
| | prior to the new end date. |
| Material Changes to the Offering | If the Issuer determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned. |
| Interest Rate | 12.5% per annum, accrued monthly |
| Term | 42 months |
| Payment | The Issuer will make monthly payments of principal and interest during the term. |
| Maturity | At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest. |
| Assignment | The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA. |
| Escrow Agent / Paying Agent | **GoldStar Trust Company, a trust only branch of Happy State Bank.** |
| NextSeed Fee | There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs. |

---

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

| | |
|---|---|
| Security Interest | The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. |
| Tax Considerations | The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.<br><br>See Section VII for more details. |
| Modification of Terms | Investors may not modify the terms of the investment set forth in the NPA.<br>The NPA may only be modified with the consent of all investors and the Issuer. |
| Governing Law | Each NPA and Note will be governed by the laws of the State of Texas. |

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

## II.    DESCRIPTION OF BUSINESS CAPITALIZATION

### Overview

The Issuer was formed in July 2017 to acquire complete interest in and consolidate operations of Zooski Ventures, Inc., the operator of two fitness studios in Silicon Valley, and Alkalign Franchising LLC, the operator of Alkalign franchises. Because the Issuer was formed recently, the Issuer's operations are limited and there are limited historical results of operation to report.  Please also see Section V – "Financial Statements" and Appendix A for more information regarding the financial conditions of the Issuer.

### Existing Securities

| Class of Security | % ownership of the company by the holders of such securities | Voting Rights | How this security may limit, dilute or qualify the Securities issued pursuant to this Offering |
|---|---|---|---|
| Membership Interests | 100% equity ownership | Members have the sole power to manage all affairs of the Issuer, including revising the operating agreement, admitting new members and dissolving the Issuer. | N/A. The Securities are debt securities governed solely by the NPA and the accompanying notes. |

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

| Name | Percentage Owned by Such Person |
|---|---|
| Erin Paruszewski | 51% |
| Anthony Paruszewski | 49% |

### Other Exempt Offerings

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

### Material terms of Any Indebtedness:

The Issuer has no other current long term debt that would take seniority over the Securities. For debt obligations of the wholly owned subsidiary of the Issuer, please see Appendix A.

## III.    KEY PERSONS

Any directors, managers and/or executive officers (or anyone holding equivalent roles) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years and their educational backgrounds.

**Erin Paruszewski**

Founder & Chief Executive Officer*, July 2017 - Present*

Erin is the founder of Alkalign corporate studios (since 2015) and is as passionate about business as she is about health and wellness. Erin brings 20 years of experience in investment banking, corporate finance, marketing, product development and Six Sigma project management to her role. Her vision coupled with her business acumen have led to the creation of Alkalign. As a former franchisee of a Barre Fitness chain (The Dailey Method) and current studio owner, she is committed to empowering other entrepreneurs to own and operate successful Alkalign studios and to help the world become a healthier place, one connection at a time.

Erin graduated from Georgetown University with a B.A. in History. She is a lifelong athlete and fitness enthusiast and began inspiring others on an indoor cycle bike 12 years ago. Erin has taught barre classes for over 10 years and is has studied biomechanics with Katy Bowman, The Roll Model with Jill Miller and is a graduate of the Institute for Integrative Nutrition. She lives in Menlo Park with her husband, Tony, and their two daughters.

**Anthony Paruszewski**

Member*, July 2017 - Present*

Tony is the co-owner of the Issuer and a successful sales professional based in Silicon Valley with an extensive background in advertising and marketing technology. Since 2010, he has held senior-level sales positions at such revered firms as TubeMogul (now part of Adobe Ad Cloud) (from 2010 to 2015), Bazaarvoice (2015 to 2016), and Krux Digital (acquired by SalesForce) (2016). He is currently acting as Senior Sales Director, West for VideoAmp, a Series B funded video operating system uniting Linear TV and Online Video, since fall of 2016.

## IV.    USE OF PROCEEDS

|  | If Target Offering Amount Raised | If Maximum Offering Amount Raised |
|---|---|---|
| Total Proceeds | $50,000 | $100,000 |
| Less: Offering Expenses[2] | Up to $5,000 | Up to $10,000 |
| Net Proceeds | At least $45,000 | At least $90,000 |
| Use of Net Proceeds | Funding proceeds from NextSeed will be used to for marketing, branding and PR efforts to expand the franchise business and debt consolidation from start-up expenses to date | |

[2] NextSeed charges 10% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

# V.   FINANCIAL STATEMENTS

## Current Financial Statements (Unaudited)

Please see Appendix A for the financial statements and additional discussion on the finances of the Issuer.

## Pro Forma Financial Statement

To illustrate the earning potential of Alkalign, the Issuer is providing a summary of its 4-year financial forecast.  The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the fitness and health sector, as well as the extensive working knowledge of the officers through operating their business.  The key revenue drivers and other operating assumptions have been benchmarked against historical performance and industry standards and reflect the ongoing growth prospect and cost of doing business.

| | Y1 | Y2 | Y3 | Y4 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Franchise Fees | $ 120,000 | $ 160,000 | $ 120,000 | $ 160,000 |
| Royalty Fees | $ 28,000 | $ 61,600 | $ 88,800 | $ 126,400 |
| Marketing Fees | $ 21,000 | $ 46,200 | $ 66,600 | $ 94,800 |
| Class Sales | $ 789,037 | $ 804,817 | $ 820,914 | $ 837,332 |
| Childcare | $ 21,600 | $ 21,600 | $ 21,600 | $ 21,600 |
| Other Income | $ - | $ - | $ - | $ - |
| **Total Income** | $ 979,637 | $ 1,094,217 | $1,117,914 | $1,240,132 |
| | | | | |
| **Cost of Goods Sold** | | | | |
| Retail Inventory, Shipping, and Handling | $ 24,000 | $ 24,000 | $ 24,000 | $ 24,000 |
| | | | | |
| **Gross Profit** | $ 955,637 | $ 1,070,217 | $1,093,914 | $1,216,132 |
| | | | | |
| **Expense** | | | | |
| Branding & Marketing | $ 22,000 | $ 24,000 | $ 24,000 | $ 24,000 |
| Advertising | $ 10,000 | $ 10,000 | $ 10,000 | $ 10,000 |
| Dues, Licenses and Subscriptions | $ 21,647 | $ 21,647 | $ 21,647 | $ 21,647 |
| Insurance | $ 3,180 | $ 3,180 | $ 3,180 | $ 3,180 |
| Taxes | $ 4,300 | $ 4,300 | $ 4,300 | $ 4,300 |
| Meals and Entertainment | $ 5,400 | $ 5,400 | $ 5,400 | $ 5,400 |
| Payroll Expenses | $ 336,000 | $ 374,400 | $ 412,800 | $ 451,200 |
| Legal & Professional Fees | $ 31,266 | $ 31,410 | $ 31,554 | $ 31,698 |
| Travel, Meals and Entertainment | $ 18,000 | $ 18,000 | $ 18,000 | $ 18,000 |
| Training | $ 9,000 | $ 9,000 | $ 9,000 | $ 9,000 |
| Rent | $ 200,000 | $ 200,000 | $ 200,000 | $ 200,000 |
| Interest Expense | $ 22,800 | $ 22,800 | $ 22,800 | $ 22,800 |
| Auto Expense | $ 9,396 | $ 9,396 | $ 9,396 | $ 9,396 |
| Bank Service Charges | $ 6,480 | $ 6,480 | $ 6,480 | $ 6,480 |
| Charitable Donation | $ 3,600 | $ 3,600 | $ 3,600 | $ 3,600 |
| Merchant Fees | $ 23,671 | $ 24,145 | $ 24,627 | $ 25,120 |
| Office Supplies & Expenses | $ 32,112 | $ 32,850 | $ 33,138 | $ 33,426 |
| Studio Supplies and Maintenance | $ 14,466 | $ 14,610 | $ 14,754 | $ 14,898 |
| Utilities and Other | $ 16,800 | $ 16,800 | $ 16,800 | $ 16,800 |
| | | | | |
| **Total Expense** | $ 790,118 | $ 832,018 | $ 871,477 | $ 910,945 |
| | | | | |
| Total Net Income | $ 165,518 | $ 238,200 | $ 222,437 | $ 305,187 |
| | | | | |
| NextSeed Term Loan Repayment (1) | $35,422 | $35,422 | $35,422 | $17,711 |

(1) Assumes a NextSeed offering of $100,000.  If the final offering size is less than $100,000, the total payments are expected to be lower.

# VI.   RISK FACTORS

**A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.**

**These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.**

## Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. The corporate studios owned by the Issuer have been open for about 8 years with positive reviews (first six years as a part of a different fitness franchise and the last two years as Alkalign), but any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

## Reputational Risks

Adverse publicity concerning the fitness industry and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

## Competition Risks

The market for fitness industry is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The entrance of new competitors into the

Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from restaurants & bars or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

## Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

## Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. The chief executive officer of the Issuer has no plans to leave; however, if members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

## Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the fitness industry, including experienced fitness instructors. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

## Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

## Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

## Real Estate Risks

The Issuer is leasing its business locations and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current locations may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location. Currently our Menlo Park studio is not under a long-term lease. We've been trying to get a renewal for 18 months. The landlord has verbally said they want us to stay as we are great tenants. However, they have not produced the paperwork yet.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

## Industry Risks

The Issuer will face significant competition from other fitness studios which could adversely affect business and financial performance. The fitness industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The fitness industry in the Silicon

Valley area is especially highly competitive in terms of type and quality of service, studio location, atmosphere and price.

## Legal Risks

Fitness studios can be adversely affected by litigation and complaints from customers or government authorities resulting from injuries from studios or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

## Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

## Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

## Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

## Regulatory Risks

Products and services offered by the Issuer are subject to regulation. The Issuer is subject to various federal, state and local regulations, including regulations related to zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations. In recent years, there has been an increased legislative, regulatory and consumer focus on the fitness industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

## Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

## Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

## Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

## Risks Relating to Financial Forecasts

The financial forecasts provided by the Issuer herein are reasonable forecasts by the Issuer based upon assumption of stable economic conditions and other various assumptions regarding the operations of the Issuer. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS OF THE ISSUER WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

## Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

## Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the San Francisco Bay Area similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities.

# VII.  CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

## Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

## Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## Affiliated Party Transactions

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

The members of the Company have advanced funds to the Company to pay operating expenses. The advance is short-term, due on demand, and carries no interest. As of July 13, 2017, related party advances totaled $244,766. The Company wholly owns the following subsidiaries:

Zooski Ventures, Inc. ("Zooski") was formed in June 2008. Zooski owns and operates two barre studios in Los Altos, California and Menlo Park, California. The related party amount attributed to Zooski is $138,813.

Alkalign Franchising, LLC ("Alkalign Franchising") was formed in October 2015. Alkalign Franchising was formed to offer franchise opportunities. As of September 2017, Alkalign Franchising has entered into Franchise Agreements with two locations, in Irvine, California and Grand Rapids, Michigan. The related party amount attributed to Alkalign Franchising is $105,953.

The advance was originally contributed to Zooski and Alkalign Franchising by the members to pay for operating expenses, including marketing, payroll costs and other expenses incurred during the ordinary course of business. Since the original advances were made, the members have since made multiple draws and additional advances. These were intended as a loan from the members but there is no formal agreement in place to provide terms of the agreement, and as such, it is determined these related party advances are classified as current liabilities.

## Certain Tax Considerations

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

## Other Matters

### NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

*Valuation of the Security in the Future*

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

*Minority Ownership*

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

*Corporate Actions of the Issuer*

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

*Payment Processing Operations*

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

*Legal and Regulatory Implications*

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

*Limited Security and Enforcement Options*

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

*Requests for Additional Investor Information*

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

### *Additional Issuer Information*

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

### *Bonus Rewards*

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

## Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: www.alkalignstudios.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

# APPENDIX A

# Financial Statements

# ALKALIGN HOLDING COMPANY, LLC

**CONSOLIDATED FINANCIAL STATEMENTS**

**(UNAUDITED)**

**AS OF JULY 13, 2017**

**Alkalign Holding Company, LLC**

**Index to the Consolidated Financial Statements**

**(unaudited)**

**Alkalign Holding Company, LLC**
**Consolidated Balance Sheet**
**(unaudited)**

|  | July 13, 2017 (inception) |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash | $ 4,370 |
| Accounts receivable | 971 |
| Inventories | 82,579 |
| Total Current Assets | 87,920 |
| | |
| Fixed assets | 212,010 |
| Other assets | 49,269 |
| **Total Assets** | $ 349,199 |
| | |
| **LIABILITIES & MEMBERS' DEFICIT** | |
| | |
| **Current Liabilities** | |
| Accounts payable | $ 78,959 |
| Accrued liabilities | 7,381 |
| Related party advance | 244,766 |
| Total Current Liabilities | 331,106 |
| | |
| Long-term debt | 37,467 |
| Members' deficit | (19,374) |
| **Total Liabilities & Members' Deficit** | $ 349,199 |

*The accompany notes are an integral part of these consolidated financial statements.*

**Alkalign Holding Company, LLC**
**Consolidated Statement of Operations and Members' Deficit**
**(unaudited)**

|  | July 13, 2017 (inception) |
|---|---|
| Revenue | $ - |
| Cost of revenue | - |
| **Gross Profit** | - |
|  |  |
| **Operating Expenses** |  |
| General and administrative | - |
| Sales and marketing | - |
| Total Operating Expenses | - |
| **Operating Income** | - |
|  |  |
| **Net Income** | $ - |
|  |  |
|  |  |
| **Beginning Members' Deficit** | $ (19,374) |
| Net income | - |
| **Ending Members' Deficit** | $ (19,374) |

*The accompany notes are an integral part of these consolidated financial statements.*

**Alkalign Holding Company, LLC**
**Consolidated Statement of Cash Flows**
**(unaudited)**

|  | July 13, 2017 (inception) |
|---|---|
| **Cash Flow From Operating Activities:** |  |
| Net cash provided by operating activities | - |
|  |  |
| **Cash Flow From Investing Activities:** |  |
| Net cash provided by investing activities | - |
|  |  |
| **Cash Flow From Financing Activities:** |  |
| Net cash provided by financing activities | - |
|  |  |
| **Increase in cash and cash equivalents** | - |
| Cash and equivalents, beginning of period | 4,370 |
| Cash and equivalents, end of period | $ 4,370 |

*The accompany notes are an integral part of these consolidated financial statements.*

## NOTE 1 – NATURE OF OPERATIONS

Alkalign Holding Company, LLC was formed on July 13, 2017 in the State of California to acquire complete interest in Zooski Ventures, Inc., an operating company formed in 2008, and Alkalign Franchising LLC, an operating company formed in 2015. The consolidated financial statements of Alkalign Holding Company, LLC and its subsidiaries (collectively, the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Menlo Park, California.

The Company owns and operates boutique functional fitness studios. The company currently operates two corporate-owned studios in Silicon Valley (Menlo Park and Los Altos) and has two franchise locations (Irvine, CA and Grand Rapids, MI).

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

*Principles of Consolidation*
The accompanying consolidated financial statements include the accounts of Alkalign Holding Company, LLC and its wholly-owned subsidiaries – Zooski Ventures, Inc. and Alkalign Franchising LLC. Significant intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of July 13, 2017. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Accounts Receivable*
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of July 13, 2017, there was no reserve deemed required by us.

*Inventories*
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates.

*Fixed Assets*
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

*Impairment of Long-Lived Assets*
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

*Revenue Recognition*
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

*Income Taxes*
The Company is a limited liability corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – INVENTORIES

The Company had finished goods inventories of $82,579 as of July 13, 2017. The Company does not hold any raw materials or work-in-process inventories.

## NOTE 4 – FIXED ASSETS

As of July 13, 2017, fixed assets were comprised of the following:

| | |
|---|---:|
| Leasehold Improvements | $ 420,275 |
| Automobile | 54,340 |
| Computer Equipment & Software | 14,589 |
| Furniture & Fixtures | 13,960 |
| | 503,164 |
| Less accumulated depreciation | (291,154) |
| | $ 212,010 |

## NOTE 5 – LONG-TERM DEBT

Zooski Ventures, Inc. has an automobile loan with an outstanding balance of $24,561 as of July 13, 2017. The automobile loan has an interest rate of 1.84% and matures on February 26, 2029. The loan requires monthly payments and is secured by the related automobile.

Additionally, Zooski Ventures, Inc. had a line of credit with an interest rate of 5.95% and an outstanding balance of $12,906 as of July 13, 2017. The line of credit was subsequently paid off in full on August 15, 2017.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The members of the Company have advanced funds to the Company to pay operating expenses. The advance is short-term, due on demand, and carries no interest. As of July 13, 2017, related party advances totaled $244,766.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

*Leases*
The Company leases studio space in Los Altos, California and Menlo Park, California. The following table shows the future annual minimum obligations under lease commitments in effect at July 13, 2017:

| | | |
|---|---|---:|
| August 2017 - July 2018 | $ | 66,630 |
| August 2018 - July 2019 | | 68,598 |
| August 2019 - July 2020 | | 70,566 |
| August 2020 - July 2021 | | 72,666 |
| August 2021 - January 2022 | | 36,858 |
| | $ | 315,318 |

## NOTE 8 – MEMBERS' DEFICIT

All items of income, gain, loss, deduction, and credit of the Company shall be allocated to the members pro rata based on their ownership percentages.

## NOTE 9 – SUBSEQUENT EVENTS

We have evaluated subsequent events that occurred after July 13, 2017 through August 24, 2017, the issuance date of these consolidated financial statements. There have been no events or transactions during this time that would have a material effect on the consolidated financial statements.

Officer Certification

I, Erin Paruszewski, certify that:

(1) the financial statements of Alkalign Holding Company, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Alkalign Holding Company, LLC have not been included in this Form as the issuer has only been formed in July 2017 and has not filed a tax return to date.

DocuSigned by:

*Erin Paruszewski*

B9D81D7CA6BF470...

Name: Erin Paruszewski
Title: President



